Exhibit 99.1

23andMe to Merge with Virgin Group’s VG Acquisition Corp. to Become Publicly-Traded Company Set to Revolutionize Personalized Healthcare and Therapeutic Development through Human Genetics

●	23andMe is a leading consumer genetics and research company that offers a personalized health and wellness experience, and has built a premier genetic database to unlock insights leading to the rapid discovery of promising new targets for drug development

●	Transaction will provide the capital to fund additional investment in key growth initiatives across 23andMe’s consumer health and therapeutics businesses

●	The transaction will value the outstanding shares of capital stock of 23andMe at an aggregate enterprise value of approximately $3.5 billion

●	23andMe CEO and Co-Founder Anne Wojcicki and Virgin Group’s Sir Richard Branson are each investing $25 million into the $250 million PIPE and are joined by leading institutional investors including Fidelity Management & Research Company LLC, Altimeter Capital, Casdin Capital and Foresite Capital

●	The pro forma cash balance of the combined company will exceed $900 million at closing

●	Current shareholders of 23andMe will own 81% of the combined company

SUNNYVALE, CALIFORNIA & NEW YORK, NY – February 4, 2021 – 23andMe, Inc., a leading consumer genetics and research company, and VG Acquisition Corp. (NYSE: VGAC), a special purpose acquisition company sponsored by Virgin Group, announced today that they have entered into a definitive merger agreement. Upon completion of the transaction, estimated in the second calendar quarter of 2021, VGAC will change its New York Stock Exchange (NYSE) ticker symbol, and the combined company’s securities will trade under the ticker symbol “ME”.

23andMe Overview

23andMe’s mission is to help people access, understand and benefit from the human genome. The company pioneered direct-to-consumer genetic testing, giving consumers unique, personalized information about their genetic health risks, ancestry and traits. 23andMe is the only consumer genetic testing company with multiple FDA clearances for over-the-counter health and carrier status reports. The company is dedicated to empowering its customers with information they can use to make better decisions about their healthcare, helping them to live healthier lives.

23andMe offers its customers the option to participate in genetic research. To date, more than 80% of customers have chosen to participate. This participation, which has helped create a premier re-contactable database for genetic research, enables 23andMe to analyze genotypic and phenotypic data and to discover new genetic insights. These insights unlock future opportunities across health, therapeutics and other areas. 23andMe’s dedicated therapeutics group leverages the company’s research platform to help discover novel treatments for patients with serious unmet medical needs. The company has generated a broad pipeline of more than 30 therapeutic programs, spanning oncology, respiratory, cardiovascular diseases and more.

“As a fellow industry disruptor as well as early investor in 23andMe, we are thrilled to partner with Sir Richard Branson and VG Acquisition Corp. as we approach the next phase of our business, which will create new opportunities to revolutionize personalized healthcare and medicine,” said Anne Wojcicki, CEO and Co-Founder of 23andMe. “We have always believed that healthcare needs to be driven by the consumer, and we have a huge opportunity to help personalize the entire experience at scale, allowing individuals to be more proactive about their health and wellness. Through a genetics-based approach, we fundamentally believe we can transform the continuum of healthcare.”

“Of the hundreds of companies we reviewed for our SPAC, 23andMe stands head and shoulders above the rest," said Sir Richard Branson, Virgin Group Founder. “As an early investor, I have seen 23andMe develop into a company with enormous growth potential. Driven by Anne’s vision to empower consumers, and with our support, I’m excited to see 23andMe make a positive difference to many more people’s lives.”

Key Transaction Terms

On February 4, 2021, VG Acquisition Corp. (NYSE: VGAC) entered into a definitive agreement to combine with 23andMe through a combination of stock and cash financing. The business combination values 23andMe at an enterprise value of approximately $3.5 billion.

The transaction is expected to deliver up to $759 million of gross proceeds through the contribution of up to $509 million of cash held in VG Acquisition Corp.’s trust account and a concurrent $250 million private placement (PIPE) of common stock, priced at $10.00 per share. Sir Richard Branson, Founder of the Virgin Group, and Anne Wojcicki, CEO and Co-Founder of 23andMe, are each investing $25 million in the PIPE and are joined by leading institutional investors, including funds managed by Fidelity Management & Research Company LLC, Altimeter Capital, Casdin Capital and Foresite Capital.

As part of the transaction, 23andMe’s existing equity holders will roll 100% of their equity into the combined company. Assuming no public shareholders of VG Acquisition Corp. exercise their redemption rights, 23andMe will be capitalized with up to $984 million in cash to fund operations and support new and existing growth initiatives.

The transaction, which has been unanimously approved by the Boards of Directors of each of 23andMe and VG Acquisition Corp., is subject to approval by VG Acquisition Corp.’s shareholders and other customary closing conditions. The transaction is expected to close in the second calendar quarter of 2021.

A more detailed description of the transaction terms and a copy of the Agreement and Plan of Merger will be included in a current report on Form 8-K to be filed by VG Acquisition Corp. with the United States Securities and Exchange Commission (the “SEC”). VG Acquisition Corp. will file a registration statement (which will contain a proxy statement/prospectus) with the SEC in connection with the transaction.

Advisors

Citi is serving as lead financial advisor, capital markets advisor and placement agent to 23andMe. Morgan, Lewis & Bockius LLP is serving as legal counsel to 23andMe.

Credit Suisse acted as lead financial advisor, capital markets advisor and placement agent to VG Acquisition Corp. LionTree Advisors acted as financial advisor and Davis Polk & Wardwell LLP is serving as legal counsel to VG Acquisition Corp.

Investor Management Presentation

23andMe and VG Acquisition Corp. management will host a conference call on February 4, 2021 at 8:00 am ET to review an investor presentation. The conference call can be accessed at https://mediacenter.23andme.com/company/investors/. A recording of the webcast will be available online following the conference call, through VG Acquisition Corp. at https://vgacquisition.com/investor-relations/ and 23andMe at https://mediacenter.23andme.com/company/investors/. The presentation will also be filed with the SEC by VG Acquisition Corp. as an exhibit to a Current Report on Form 8-K, which can be viewed on the SEC’s website at www.sec.gov.

About 23andMe

23andMe, Inc., headquartered in Sunnyvale, CA, is a leading consumer genetics and research company. Founded in 2006, the company’s mission is to help people access, understand, and benefit from the human genome. 23andMe has pioneered direct access to genetic information as the only company with multiple FDA clearances for genetic health reports. The company has created the world’s largest crowdsourced platform for genetic research, with 80% of its customers electing to participate. The 23andMe research platform has generated more than 180 publications on the genetic underpinnings of a wide range of diseases. The platform also powers the 23andMe Therapeutics group, currently pursuing drug discovery programs rooted in human genetics across a spectrum of disease areas, including oncology, respiratory, and cardiovascular diseases, in addition to other therapeutic areas. More information is available at www.23andMe.com.

About VG Acquisition Corp.

VG Acquisition Corp. was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The management team includes Sir Richard Branson, founder of the Company, a renowned global entrepreneur and founder of the Virgin Group; Josh Bayliss, the Company's Chief Executive Officer and director, who is the Chief Executive Officer of the Virgin Group and is responsible for the Virgin Group's strategic development, licensing of the brand globally and management of direct investments on behalf of the Virgin Group in various companies around the world; and Evan Lovell, the Company's Chief Financial Officer and director, who is the Chief Investment Officer of the Virgin Group and is responsible for managing the Virgin Group's investment team and portfolio in North America. More information is available at https://vgacquisition.com/.

Forward-Looking Statements

This communication contains certain “forward-looking statements” including statements regarding the anticipated timing and benefits of the merger (the “Transaction”) between VG Acquisition Corp. (“VG”) and 23andMe, Inc. (“23andMe”). The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward looking statements, but the absence of these words does not mean that a statement is not forward looking. The forward-looking statements contained herein are based on 23andMe’s current expectations and beliefs concerning future developments and their potential effects, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of 23andMe) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Transaction; the inability to recognize the anticipated benefits of the proposed Transaction, including due to the failure to receive required security holder approvals, or the failure of other closing conditions; and costs related to the proposed Transaction. Except as required by law, VG and 23andMe do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

VG intends to file with the SEC a registration statement on Form S-4, which will include a preliminary proxy statement of VG and a prospectus. The definitive proxy statement and other relevant documents will be mailed to stockholders of VG as of a record date to be established for voting on the business combination. Shareholders of VG and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement because these documents will contain important information about VG, 23andMe and the Transaction. Shareholders will also be able to obtain copies of the registration statement and the proxy statement/prospectus, without charge, by directing a request to: VG Acquisition Corp. 65 Bleecker Street, 6th Floor, New York NY 10012. These documents, once available, and VG’s annual and other reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

VG, 23andMe and their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from VG’s shareholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of VG’s directors and officers is contained in VG’s filings with the SEC. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the registration statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

Contacts

Investor Relations:

23andMe

Sard Verbinnen & Co

23andMe-SVC@sardverb.com

VG Acquisition Corp.

FTI Consulting

US, Canada, South America, Australia – Antonia Gray / Grace Altman

Antonia.Gray@fticonsulting.com / Grace.Altman@fticonsulting.com

UK, Middle East, Asia, Africa – Charles Palmer

Charles.Palmer@fticonsulting.com

Media Relations:

23andMe

press@23andMe.com

Sard Verbinnen & Co

Paul Kranhold / John Christiansen / Chris Kittredge

23andMe-SVC@sardverb.com

VG Acquisition Corp.

FTI Consulting

US, Canada, South America, Australia – Antonia Gray / Grace Altman

Antonia.Gray@fticonsulting.com / Grace.Altman@fticonsulting.com

UK, Middle East, Asia, Africa – Charles Palmer

Charles.Palmer@fticonsulting.com